Exhibit 3.2

AMENDMENTS TO

SECOND AMENDED AND RESTATED BY-LAWS

OF

MKS INC.

1.
The name of the Corporation where it appears on the cover page of the Second Amended and Restated By-Laws is deleted in its entirety and replaced with the following:

MKS INC.

2.
Article VIII of the Second Amended and Restated By-Laws is deleted in its entirety and replaced with the following:

ARTICLE VIII

AMENDMENTS

These By-Laws may be amended by the affirmative vote of the holders of a majority of the shares of each class of the capital stock at the time outstanding and entitled to vote at any annual or special meeting of stockholders, if notice of the substance of the proposed amendment is stated in the notice of such meeting. If authorized by the Articles of Organization, the Board of Directors, by a majority of their number then in office, may also make, amend or repeal these By-Laws, in whole or in part, except with respect to (a) the provisions of these By-Laws governing (i) the removal of directors and (ii) the amendment of these By-Laws and (b) any provision of these By-Laws which by law, the Articles of Organization or these By-Laws requires action by the stockholders.

Not later than the time of giving notice of the meeting of stockholders next following the making, amending or repealing by the Board of Directors of any By-Law, notice stating the substance of such change shall be given to all stockholders entitled to vote on amending the By-Laws.